Mail Stop 6010   October 11, 2006

Sean Casey, MD
President and Chief Executive Officer
Virtual Radiologic Corporation
5995 Opus Parkway
Suite 200
Minnetonka, MN 55343

Re: Virtual Radiologic Corporation
        File 333-136504
        Form S-1 filed August 10, 2006

 Dear Dr. Casey:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 3. Please note that we will need additional time to review your Form of Underwriting Agreement, Management Services Agreements, Professional Services Agreements, Fujifilm licensing agreement and legal opinion once they have been filed. We may have significant comments once we have had an opportunity to review them.

Summary

2. We note your response to comment 7 but do not agree that that the second highest market share and the number of radiologists and locations your principal competitor has is sufficient to support your claim that you have the largest number of U.S.-based affiliated radiologists dedicated to the practice of teleradiology. Please provide additional materials supporting this claim or remove it from your document.

3. We note your response to comment 10. However, you have only provided a discussion of your losses for the six months ended June 30, 2006. Please revise to include disclosure of net income or losses for each period for which you have disclosed your revenues.

4. Please revise your statements that you are a leading provider of teleradiology services to state that you are the second largest provider of teleradiology services in the U.S. and attribute the statement to the Frost Report and Piper Report.

5. We note your response to prior comment 8. However, your reference to brand name is not supported by accreditation or the award you listed. Unless studies in branding have been conducted which reveal a "solid" brand name and reputation, you should delete this reference from the filing. Furthermore, while we agree with your assessment that quality of care is largely determined by the professionals you utilize, we do not believe that the schools and/or residency programs attended by your radiologists necessarily mean that the radiologist provides high quality care. You should delete such references in the filing.

Risk Factors

6. We note the additional disclosure you have provided in response to prior comment 15. You should name your competitors explicitly. In your disclosure, you have not stated that Nighthawk has stronger brand recognition than you do. You should also include this as a competitive advantage possessed by a competitor. If your competitors have any other advantages relative to the company, please include those advantages.

7. We note your response to prior comment 11. However, you should explain that if costs increase when revenues are fixed, your profitability will decrease (or your losses will increase).

Selected Consolidated Financial Data, page 34

8. We acknowledge your response to our previous comment 38. However, we continue to believe that selected financial data for the last five fiscal years or for the life of the registrant and its predecessors, if less, are required. Although this information does not need to be audited, please ensure that all reasonable adjustments are reflected to present any predecessor information in conformity with GAAP. As noted in the Instructions to Item 301 you should briefly describe, or cross-reference to a discussion thereof, factors that materially affect the comparability of the information reflected in selected financial data. If the amounts for 2001 are nominal, please disclose this fact in a footnote to selected financial data.

9. We acknowledge your response to our previous comment 39 and do not believe that you have demonstrated the special nature of your identified reconciling items and why these non-GAAP measures are meaningful to investors. We continue to observe that your EBITDA presentation does not meet the exclusion from the requirements of Item 10(e) of Regulation S-K as a liquidity measure because it is not disclosed as a covenant in a material credit agreement. Please remove your EBITDA and adjusted EBITDA presentations from your filing or advise us further.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue Recognition and Allowance for Doubtful Accounts, page 46

10. Your revised disclosure in response to our previous comment 40 continues to indicate that actual future results could differ materially from current estimates. Please revise your disclosure to indicate the impact of reasonably likely changes in your estimates on financial condition, results of operations and liquidity.

Accounting for Stock-Based Compensation
Determination of Fair Value of Our Stock Options, page 46

11. Your disclosure in response to our previous comment 41 continues to imply the use of an independent valuation specialist used to assist you in determining the fair value of your preferred and common stock. Please name the independent valuation specialist, provide the expert disclosures and consents or revise your disclosure to remove your discussion of the use of an independent valuation report. Please disclose whether the valuations used to determine the fair value of the equity instruments was contemporaneous or retrospective.

Our Intellectual Property, page 80

12. We note your response to comment 28. Please revise to discuss the payment terms. Do you pay Fujifilm royalties, a flat annual rate or a one time fee? Please disclose the payments made to date to Fujifilm.

13. In prior comment 36, we had requested that you estimate proceeds for each subcategory within general corporate purposes that you detail. Please include this information.

Certain Relationships and Related Party Transactions, page 94

14. We note your response to comment 50 and reissue the comment. Please disclose the payments made under the management, license and service agreements. A cross reference to the financial statements is not sufficient.

Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' (Deficiency) Equity, page F-6

15. Please explain to us what appears to be the use of an "overall discount" as indicated in your response to our previous comment 57. It appears from your disclosure on page 47 that this factor may relate to the liquidity of your stock. If so, please explain to us why this factor is not included in the marketability discounts already applied in the valuation reports of your independent valuation specialist. In addition, please also explain why the December 31, 2005 Series A preferred stock range presented in your response does not agree with the range indicated in the valuation report.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, page F-10

16. Please furnish the memorandum provided in response to our previous comment 58 as correspondence on EDGAR.

17. It is unclear from your response to our previous comment 58 whether and how you expect to receive a majority of any returns of the Affiliated Medical Practices. Please revise your disclosure to specifically indicate why you consolidate your Affiliated Medical Practices under paragraph 14 of FIN 46R. In this regard specifically indicate whether you will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. In addition, please clarify your disclosure to indicate how the provisions of your management agreements support your assessment.

18. We acknowledge your response to prior comment 54 and 58. Please explain to us your basis for presenting consolidated financial statements for the entire year ended December 31, 2004. Please provide us your analysis with reference to the authoritative literature that supports your presentation. Include in your response the owners, their ownership percentage of each entity from inception through July 1, 2004 and how the conversion ratio was determined when VRC was capitalized in 2004. Also, please expand your disclosure to clarify the entities included in the financial statements presented for the year ended December 31, 2003.

Revenue Recognition and Trade Accounts Receivable, page F-13

19. Please revise your disclosure to indicate your policy for the recognition of revenue for your licensing and associated services activity indicated on pages 38 and 69.

Note 13: Earnings Per Share, page F-29

20. We are considering your response to our previous comment 62 in connection with our comments on the presentation of your basic financial statements. It appears that your financial statements presented prior to July 1, 2004 include the operations of VRP, yet you appear to include only the shares issuable since the formation of VRC in your earnings per

share computations. Please explain to us how this presentation provides meaningful earnings per share information to investors considering, for example, that it appears that your 2003 earnings per share information includes 12 months of operating activity in the numerator and only slightly more than two months equity activity in the denominator. Please reference for us the authoritative literature you relied upon to support your position.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Daniel Rubino
        Willkie Farr & Gallagher, LLP
        787 Seventh Avenue
        New York, NY 10019
        F: 212-728-8111